R. Cabell Morris, Esq.

Email: rmorris@winston.com

Tel: (312) 558-5609

Fax: (312) 558-5700

July 28, 2016

VIA EDGAR AND OVERNIGHT DELIVERY

U.S. Securities and Exchange Commission

Division of Corporation Finance

F Street, NE , DC 20549

Attention:	Michael Clampitt

Eric Envall

Yolanda Trotter

Hugh West

Re:	Medley LLC

Registration Statement on Form S-1

Filed July 14, 2016

File No. 333-212514

Ladies and Gentlemen:

On behalf of our client, Medley LLC (the “Company”), we submit our responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter, dated July 27, 2016 (the “Letter”), with respect to the Company’s Registration Statement on Form S-1 (File No. 333-212514) filed on July 14, 2016 (the “Registration Statement”). The numbered paragraphs below correspond to the numbered comments in the Letter and the Staff’s comments are presented in bold italics.

Prospectus Cover Page

1.	If your offering is a best efforts offering, please provide the date the offering will end, as required by Item 501(b)(8)(iii) of Regulation S-K. In this regard, we also note that you have checked the Rule 415 box on the cover page of the registration statement, indicating that the offering will be conducted on a continuous basis.

The Company respectfully advises the Staff that it has determined to conduct the offering as a firm commitment, underwritten offering. Accordingly, all references to the offering being a “best efforts offering” have been removed from the Registration Statement.

United States Securities and Exchange Commission

Division of Corporation Finance

July 28, 2016

Additionally, the Company has removed the check from the Rule 415 box on the cover page, as this offering will not be conducted on a continuous basis.

2.	Please revise the disclosure at the end of the fifth paragraph to remove references to the sale of the notes “at market prices” or “prices related to prevailing market prices or negotiated transactions.” Since the transaction constitutes your first public offering and you are ineligible to conduct an at the market offering at this time, the notes must be sold at fixed prices for the duration of the offering period. Please make related changes to your Plan of Distribution disclosure.

In response to the Staff’s comment, the Company has removed references to the sale of the Notes “at market prices” or “prices related to prevailing market prices or negotiated transactions” from the cover page and Plan of Distribution disclosures.

Certain Defined Terms, page iii

3.	We note your response to comment four, but are still unclear as to the role that Incapital will play in the offering. The definition on page iii indicates that Incapital will be acting in a “principal capacity,” while the cover page indicates that the Notes will be sold “through” Incapital, implying that it will be acting in an agency capacity. In this regard, we also note your page 117 disclosure stating that Incapital will receive a commission for Notes sold through it as purchasing agent. Please clarify whether Incapital is acting in an agency or principal capacity and provide us with a detailed analysis as to how you made such a determination, using specific examples of how you intend to sell the notes. Since under a best efforts arrangement, Incapital is not obligated to purchase a set principal amount of notes, please reconcile this arrangement with your prospectus cover page disclosure indicating that Incapital may also exercise an overallotment option within 30 days of the date of the prospectus. Please advise or revise your disclosures accordingly.

As noted above, the Company respectfully advises the Staff that this offering will be conducted as a firm commitment, underwritten offering with Incapital acting as principal. Accordingly, references to the Notes being sold “through” Incapital have been removed.

Overview of Medley LLC, page 1

4.	We note responses to comments six and eight. Your revised disclosure indicates that since September 2015, you received over $1 billion of new institutional capital commitments. Please expand your disclosure regarding these commitments that are considered non fee earning AUM to discuss:

United States Securities and Exchange Commission

Division of Corporation Finance

July 28, 2016

•	The length of time it typically takes you to deploy capital commitments;

In response to the Staff’s comment, the Company has revised its disclosure on page 1 to expand disclosures regarding commitments to include the length of time it typically takes to deploy capital commitments.

•	The ability for capital commitments to be withdrawn and your past experiences with any withdrawals;

In response to the Staff’s comment, the Company has revised its disclosure on page 1 to expand disclosures regarding the ability for capital commitments to be withdrawn, as well as its experience with withdrawals.

•	The historical correlation experienced between growth in capital commitments and growth in fee income; and

In response to the Staff’s comment, we have included in the “Overview of Medley” section a graphical presentation of AUM, fee earning AUM and management fees to demonstrate the historical correlation between increases in AUM and growth in fee income.

•	An explanation as to why the outstanding loans current on repayment are calculated based on commitment amount rather than on fee earning AUM and why it represents a more accurate measure of your portfolios’ performance.

In response to the Staff’s comment, the Company has revised the methodology disclosed on page 2 to utilize par value, instead of commitment amount. Par value more accurately reflects capital deployed, interest accrued, and repayments received. Moreover, the Company believes that this methodology presents a more accurate presentation of its portfolios’ performances as opposed to utilizing fee earning AUM. Utilizing fee earning AUM would present a lower non-current loan rate because mark-to-market adjustments reflected in fee earning AUM would reduce both the numerator and the denominator used in calculating non-current loan rates.

Significant Material Actual and Potential Conflicts of Interest, page 14

5.	You disclose, among other things, that potential conflicts may arise with respect to “[y]our decisions regarding how to allocate investment opportunities among [the] funds.” We note your tabular disclosure on page 75 indicating a shift towards a 50%-50% split of AUM between Permanent Capital Vehicles and Long-dated Private Funds and SMAs, while the percentage of Fee Earning AUM for the last two fiscal years, including the most recent quarter, has been stable at a respective 68%-32%. Please revise your disclosure to explain the process of allocating the AUM to the various investment vehicles, the factors considered in making such allocation determinations, and how the conflicts of interest may impact the investment opportunities among the various funds. Please ensure to also discuss how declining performance fees have impacted your fund allocations. In this regard we note your “A portion of our revenue and cash flow is variable...” risk factor on page 38 where you state, among other things, that you have experienced reversal of performance fees for the quarter ended March 31, 2016 and for the FYE 2015.

United States Securities and Exchange Commission

Division of Corporation Finance

July 28, 2016

In response to the Staff’s comment, the Company has revised its disclosure to provide its process for allocating AUM to its various investment vehicles, the factors considered in making such determinations and how its policies prevent the unfair allocation of investment opportunities among the various funds.

Further, the Company respectfully advises the Staff that because allocations are done in accordance with the allocation policies described in its amended disclosure, the decline in performance fees has no impact on its fund allocation.

Description of Business, page 52

Our Structure, page 54

6.	To best understand your investment strategies, briefly describe the main differences between investments through your permanent capital vehicles and long-dated private funds.

In response to the Staff’s comment, the Company has revised its disclosure on page 54 to provide that AUM from both Permanent Capital and Institutional Capital is invested comparably across those platforms. The Company further clarified the consistency of revenue generated from these separate pools of capital, which was the original intent of the paragraph.

Investment Process, page 59

7.	Please expand the second paragraph of your disclosure to highlight whether you are more active in certain industries, whether a material percentage of your borrowers constitute repeat borrowers and the frequency of refinancing of your loan commitments, if applicable. In addition, please explain the significance of your statement that in 2015, you sourced 1,085 investment opportunities which results in 86 investments across 26 borrowers. For example, is disclosure intended to highlight that only about 8% of your investment opportunities result in actual investments? Also, since it appears that you have more than one standing investment with one borrower, please explain whether every investment with a single borrower is counted as a separate investment, or otherwise, advise.

In response to the Staff’s comment, the Company has expanded its disclosure on page 60 to address each of the points raised.

United States Securities and Exchange Commission

Division of Corporation Finance

July 28, 2016

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 67

AUM, page 74

8.	Refer to the tabular disclosure on page 75. Based on your footnote (3) disclosure, it appears that you make regular distributions of income and return of capital. Please specify the percentage of distributions representing a return of capital and tell us whether return of capital distributions would impose a particular risk to your business by lowering your fee earning AUM.

In response to the Staff’s comment, the Company has revised its disclosure to footnote (3) to the AUM roll forward table on current page 76 to specify that, given the nature of its two distinct investment vehicles, for the periods presented our permanent capital vehicles have only distributed income and its long-dated private funds and SMAs have only made distributions in the form of a return of capital. Given the early stage in the life cycle of the Company’s long-dated private funds and SMAs, and the agreements with its investors, the return of capital has a priority over income distributions until all capital has been returned. While returns of capital to date have not been significant relative to AUM, the Company has included disclosure on current page 76 to clarify that a significant increase in its historical return in capital levels would result in a decrease in AUM and fee earning AUM.

Narrative Disclosure to Summary Compensation Table, page 104

9.	We note your disclosures that Messrs. Taube receive “annual guaranteed distributions on membership interest” as part of their compensation, yet no guaranteed distributions were made. Please disclose whether these payments are performance based compensation or whether such payments are based solely on their respective membership interests.

In response to the Staff’s comment, the Company has revised the disclosure on current page 105 to provide that payments are performance-based.

Certain Relationship and Related Transactions, page 106

Medley LLC Limited Liability Company Agreement, page 106

10.	Please update the fifth paragraph of your disclosure to account for Medley Management Inc.’s IPO in 2014.

In response to the Staff’s comment, the Company has updated the fifth paragraph under “Certain Relationships and Related Transactions” to account for Medley Management Inc.’s IPO in 2014.

United States Securities and Exchange Commission

Division of Corporation Finance

July 28, 2016

Plan of Distribution, page 117

11.	Please remove references to “applicable pricing supplement(s)” since they would have no application in the context of an initial public offering.

In response to the Staff’s comment, the Company has removed all references to “applicable pricing supplement(s).”

12.	We note your response to comment 12. Please revise your disclosure to provide a detailed description of what a LEOPARDS program is, including (i) how it is structured; (ii) what “Long Execution of Preferred and Related Debt Securities” are; (iii) how the LEOPARDS program for sale and/or resale of securities differs from that of more common methods of distribution, (iv) why it is unique to Incapital; and (v) whether Incapital intends to make purchases from you in tranches and then resell those Notes or whether it will not purchase a Note from you until it has a corresponding purchaser. Please be as detailed as possible.

As previously noted, this offering will be conducted as a firm commitment, underwritten offering and the Notes will not be offered through a LEOPARDS program. Accordingly, the Company has removed all references to the LEOPARDS program and revised the “Plan of Distribution” disclosure to reflect that the offering will be conducted as a firm commitment, underwritten offering with Incapital acting as a principal.

13.	In the second paragraph you disclose that the purchasing agent has the right to reject any proposed offer to purchase Notes in whole or in part. Please describe the circumstances when the purchasing agent may exercise its discretion to reject an offer and whether it has an obligation to notify you if it exercised such discretion.

As previously noted, given that the offering will now be conducted as a firm commitment, underwritten offering, the purchasing agent will not have the right to reject any proposed offer to purchase the Notes in whole or in part and, furthermore, the Company has revised its disclosure to remove references to the purchasing agent’s ability to reject proposed offers to purchase Notes.

Alternative Settlement Cycle

14.	Please refer to Exchange Act Rule 15c6-1(b)(3). Please explain to us why an alternative settlement cycle regarding trades in the secondary market would be applicable in the context of an initial public offering. We may have additional comments following the review of your response.

In response to the Staff’s comment, the Company has removed the disclosure regarding an alternative settlement cycle.

United States Securities and Exchange Commission

Division of Corporation Finance

July 28, 2016

Certain Material United Federal Income Tax Considerations, page 121

15.	Considering the material tax consequences of investing in your debt securities, please tell us why an opinion regarding the material tax consequences of this offering, would not be required. Refer to Item 601(b)(8) of Regulation S-K.

The Company respectfully acknowledges the Staff’s comment and advises that Item 601(b)(8) of Regulation S-K requires opinions on tax matters for:

•	filings on Form S-11;

•	filings to which Securities Act Industry Guide 5 applies; and

•	other registered offerings where “the tax consequences are material to the transaction for which the registration statement is being filed.”

The Company notes to the Staff that the offering is not being registered on Form S-11 and Securities Act Industry Guide 5 does not apply; accordingly, a tax opinion is required only if (i) “the tax consequences are material to an investor” and (ii) “a representation as to tax consequences is set forth in the filing.” The offering does not satisfy either of these requirements.

With respect to the first prong, respecting materiality, Staff Legal Bulletin No. 19 provides the following examples of transactions generally involving material tax consequences that would be applicable to a debt offering: transactions offering significant tax benefits or where the tax consequences are so unusual or complex that investors would need to have the benefit of an expert’s opinion to understand the tax consequences in order to make an informed investment decision (e.g., debt offerings with unusual original issue discount issues, certain rights offerings, and certain offerings by foreign issuers). In this case, the offering involves a standard underwritten debt offering. There are no tax benefits to the investment, and the tax consequences of investing in the Company are neither unusual nor complex. With respect to the second prong, respecting a representation as to tax consequences, the Company notes to the Staff that the prospectus does not include any representation as to tax consequences to an investor respecting such investor’s investment in the Company, other than with respect to matters which are neither unusual nor complex. Specifically, the section “Material United States Federal Tax Considerations” addresses only (i) federal tax treatment of interest on the Notes for U.S. Holders and Non-U.S. Holders; (ii) federal tax treatment of a sale, exchange or retirement of the Notes for U.S. Holders and Non-U.S. Holders, (iii) certain additional taxes that may be imposed on U.S. Holders and Non-U.S. Holders that has “effectively connected income”; (iv) applicable withholding rules and (v) considerations under Sections 1471 through 1474 of the Internal Revenue Code and related Treasury guidance. Accordingly, the Company does not believe that a tax opinion is required pursuant to Item 601(b)(8) of Regulation S-K.

United States Securities and Exchange Commission

Division of Corporation Finance

July 28, 2016

Further, to avoid confusion regarding the tax considerations included in the Registration Statement, we have revised the heading and first paragraph of this section to refer to “Certain United States Federal Tax Considerations.”

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact me at 312-558-5609

Sincerely,

/s/ R. Cabell Morris

cc:

John D. Fredericks, General Counsel, Medley LLC

Stuart Gelfond, Esq., Fried, Frank, Harris, Shriver & Jacobson L.L.P.